Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-256447

THE GABELLI GLOBAL UTILITY & INCOME TRUST

SUPPLEMENT NO. 1 TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2022

THE DATE OF THIS SUPPLEMENT IS JUNE 23, 2022

The purpose of this supplement is to amend disclosure appearing in The Gabelli Global Utility & Income Trust’s (the “Fund,” “we,” “us” or “our”) prospectus supplement dated May 12, 2022 (the “Prospectus Supplement”). This supplement supersedes the Prospectus Supplement and any previous supplements thereto to the extent it contains information that is different from or in addition to the information in the Prospectus Supplement or such previous supplement. Unless otherwise indicated, all other information included in the Prospectus Supplement, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus Supplement or the prospectus dated August 31, 2021, as applicable.

Expiration Date

The Expiration Date for the Offering has been extended to 5:00 PM, Eastern Time on June 29, 2022 and all references to the Expiration Date in the Prospectus Supplement are hereby amended.

Sale of Rights

Before the extension, any Rights submitted to the Rights Agent for sale would have had to be received by the Rights Agent on or before 5:00 PM, Eastern Time, on June 15, 2022, five Business Days prior to the Expiration Date. Since the Expiration Date has been extended to June 29, 2022, the Rights Agent will sell any shares that were submitted to the Rights Agent by 5:00 PM, Eastern Time, on June 22, 2022, which was five Business Date prior to the extended Expiration Date.

Important Dates to Remember

Please note that the dates in the table below may change if the Rights offering is extended again.

EVENT	DATE
Record Date	May 12, 2022
Subscription Period*	May 12, 2022 through June 29, 2022†
Final Date Rights Will Trade	June 28, 2022†
Expiration Date*	June 29, 2022†
Payment for Shares and Subscription Certificate or Notice of Guaranteed Delivery Due*	June 29, 2022†
Issuance Date	June 30, 2022†
Confirmation Date	July 11, 2022†

*

A shareholder exercising Rights must deliver by 5:00 PM Eastern Time on June 29, 2022 (unless the offer is further extended) either (a) a Subscription Certificate and payment for Common Shares or (b) a notice of guaranteed delivery and payment for Common Shares.

†	Unless the offer is further extended.

Price Range of Common Shares

On June 22, 2022, the last reported net asset value per Common Share was $16.44, and the last reported sales price per Common Share on the NYSE American was $16.01. Accordingly, our Common Shares traded at a discount to net asset value of (2.6)% on June 22, 2022.

Dilution

The chart that is under the “Special Characteristics and Risks of the Rights Offering—Dilution” is hereby replaced with the following:

Scenario 1: (assumes net asset value per Common Share is above subscription price)(1)
NAV(2)	$16.44
Subscription Price	$16.00
Decrease in NAV($)(3)	$(0.13)
Decrease in NAV(%)	(0.79)%
Scenario 2: (assumes net asset value per Common Share is below subscription price)(1)
NAV(4)	$14.00
Subscription Price	$16.00
Increase in NAV($)(3)	$0.35
Increase in NAV(%)	2.50%

(1)	Both examples assume the Rights offering is fully subscribed. Actual amounts may vary due to rounding.

(2)

For illustrative purposes only; reflects the Fund’s net asset value per Common Share as of June 22, 2022. It is not known at this time what the net asset value per Common Share will be on the Expiration Date.

(3)	Assumes $315,000 in estimated expenses and commission.

(4)	For illustrative purposes only. It is not known at this time what the net asset value per Common Share will be on the Expiration Date.

Estimated Effects of Leverage After the Offer

Assuming that leverage will (1) be equal in amount to approximately 36% of the Fund’s total net assets, and (2) charge interest or involve dividend payments at a projected blended annual average leverage dividend or interest rate of 4.00%, then the annual return generated by the Fund’s portfolio (net of estimated expenses) must exceed approximately 1.35% of the Fund’s total net assets in order to cover such interest or dividend payments and other expenses specifically related to leverage. Of course, these numbers are merely estimates, used for illustration. Actual dividend rates, interest or payment rates may vary frequently and may be significantly higher or lower than the rate estimated above. The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on common share total return, assuming investment portfolio total returns (comprised of net investment income of the Fund, realized gains or losses of the Fund and changes in the value of the securities held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. The table further reflects leverage representing 36% of the Fund’s total net assets, the Fund’s current projected blended annual average leverage dividend or interest rate of 4.00%, a management fee at an annual rate of 0.50% of the liquidation preference of any outstanding preferred shares and estimated annual incremental expenses attributable to any outstanding preferred shares of 0.01% of the Fund’s net assets attributable to common shares.

Assumed Return on Portfolio (Net of Expenses)	(10)%	(5)%	0%	5%	10%
Corresponding Return to Common Shareholder	(18.16)%	(10.35)%	(2.54)%	5.28%	13.09%

SHAREHOLDERS SHOULD RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE